OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: TAIWAN FINANCIAL SUPERVISORY COMMISSION (FSC) SANCTION 2014

MATTER DETAIL: ON DECEMBER 16TH 2014, THE FSC IMPOSED SANCTIONS ON BBLPC, TAIPEI BRANCH, INCLUDING TOTAL FINES OF $389,749.68 USD (EQUIVALENT), FOR VIOLATIONS OF CROSS BORDER SELLING REGULATIONS AND A LACK OF ADEQUATE SYSTEMS AND CONTROLS. THE BRANCH WAS ALSO PROHIBITED FROM APPLYING FOR ANY NEW BUSINESS LICENCES FOR A PERIOD OF 12 MONTHS. THE FSC FOUND THAT THE BRANCH AND ITS FACILITIES WERE USED BY CERTAIN HONG KONG SALES STAFF, ON A FLY-IN BASIS, TO TRANSACT BUSINESS WITH ONSHORE CLIENTS IN CIRCUMSTANCES WHERE THOSE OFFSHORE STAFF WERE NOT LICENSED TO CONDUCT SUCH ACTIVITY IN TAIWAN. BBPLC WAS FINED 10 MILLION TWD ($324,791.40 USD). THE FSC ALSO FOUND THAT CERTAIN ACTIVITIES OF THE BRANCH'S MACRO SALES DESK EXCEEDED THE SCOPE OF THE BRANCH'S LICENCE IN TAIWAN. SALES STAFF WERE FOUND TO HAVE PASSED QUOTES, ORDERS AND RECAPS BETWEEN OFFSHORE TRADERS AND ONSHORE CLIENTS RELATING TO OFFSHORE FIXED INCOME PRODUCTS AND OFFSHORE DERIVATIVES. THE BRANCH IS LICENSED TO CONDUCT LIMITED ACTIVITIES, WHICH DO NOT INCLUDE ACTIVITIES RELATING TO OFFSHORE FIXED INCOME PRODUCTS. LASTLY, THE FSC FOUND THAT THE BRANCH'S ACCOUNTING OF CERTAIN SALARY COSTS ASSOCIATED WITH A WHOLLY OWNED SUBSIDIARY, BARCLAYS CAPITAL SECURITIES TAIWAN LIMITED, WAS UNSATISFACTORY. THE FSC IMPOSED A FINE OF 2 MILLION TWD ($64,958.28 USD).

FILED BY: RYANN1

FILED ON: 5/18/2015 3:54:18 PM

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